16004763

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2015

Commission file number 1-32575

SHELL PROVIDENT FUND
P.O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PROVIDENT FUND

Page

Index to Financial Statements

(a) Financial Statements:

(b) Exhibit:

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: ______________________

James C. Smith
Plan Administrator

Date: April 29, 2016

pwc

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Shell Provident Fund:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Shell Provident Fund (the "Plan") at December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
April 29, 2016

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

Shell Provident Fund
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:		
Investments at fair value:		
Short-term investments	$ 1,074,674,064	$ 1,196,254,402
Common stock/ADRs	614,173,257	789,604,216
Common/collective funds	4,509,007,323	3,749,207,604
Registered investment company funds	3,327,273,603	4,388,095,930
Self-directed brokerage accounts	305,276,352	286,912,792
Total investments at fair value	9,830,404,599	10,410,074,944
Receivables:		
Interest and other receivables	6,980,643	13,762,298
Notes receivable from participants	131,521,986	153,225,271
Total receivables	138,502,629	166,987,569
Total assets	9,968,907,228	10,577,062,513
Liabilities:		
Accounts payable	3,997,400	7,438,389
Total liabilities	3,997,400	7,438,389
Net assets available for benefits	$ 9,964,909,828	$10,569,624,124

The accompanying notes are an integral part of these financial statements.

Shell Provident Fund
Statement of Changes in Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Additions:		
Investment income		
Dividends and interest	$ 272,174,893	$ 347,902,648
Net appreciation/(depreciation) in fair value of investments		
Common stock/ADRs	(256,566,953)	(50,358,025)
Common/collective funds	(35,406,724)	274,594,374
Registered investment company funds	(195,306,450)	(4,495,676)
Self-directed brokerage accounts	(10,738,688)	6,047,338
	(225,843,922)	573,690,659
Interest income on notes receivables from participants	4,413,117	4,780,099
Contributions		
Participant	255,777,255	247,190,409
Employer	239,387,308	213,556,744
Rollover/other	42,292,652	126,263,517
	537,457,215	587,010,670
Total additions	316,026,410	1,165,481,428
Deductions:		
Participant distributions and withdrawals	909,448,155	806,952,211
Administrative expenses	11,292,551	11,264,698
Total deductions	920,740,706	818,216,909
Net increase/decrease	(604,714,296)	347,264,519
Net assets available for benefits:		
Beginning of year	10,569,624,124	10,222,359,605
End of year	$ 9,964,909,828	$10,569,624,124

The accompanying notes are an integral part of these financial statements.

1. Plan Description

General

The Shell Provident Fund ("the Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan.

Eligibility

Employees of Shell Oil Company ("Shell") and certain affiliated companies ("Contributing Companies") may elect to contribute up to 50% of their eligible compensation on a pre-tax basis, up to 50% on an after-tax Roth 401(k) basis and up to 25% on a standard after-tax basis (non-Roth 401(k)) to the Plan, subject to federal tax limitations for all contributions. All new employees or rehired employees who do not elect otherwise are automatically enrolled to contribute 3% of their base pay on a pre-tax basis. The Contributing Companies make contributions to each eligible employee's account based on their base and variable pay immediately upon hire at a rate of 2.5% until the completion of 6 years of accredited service, at a rate of 5.0% after completion of 6 years of accredited service until the completion of 9 years of accredited service, and at a rate of 10.0% after completion of 9 years of accredited service. The Plan also allows Roth in-plan conversions.

Each participant's account is credited with the participant's and company contributions along with investment returns based on each participant's investment direction. Participants may direct the investment of their account balances into various investment options including short-term investments, a company stock fund, common/collective funds, registered investment company funds (mutual funds), and a self-directed brokerage account ("BrokerageLink"). For participants who do not select an investment election, contributions, as well as rollovers to the Plan, loan repayments, and restored forfeitures are credited to a BlackRock LifePath Fund (default fund) based on their date of birth.

Investment managers of the investment options invest funds at their discretion, as governed by the Plan instrument, investment manager agreements and prospectuses. The BrokerageLink account provides participants access to zero coupon, mortgage-backed, corporate, and government bonds, US Treasuries, certificates of deposit, equities, and various mutual funds. Investments in the Plan are valued at the end of each business day.

Vesting and Withdrawals

Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70-1/2. Active employees age 59-1/2 or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of contributions. Active employees may withdraw their own standard after-tax contributions (plus any such after-tax contributions converted into Roth amounts) without any time or limit restriction. Active employees may also withdraw their own Roth 401(k) contributions, former pre-tax contributions that were converted into Roth amounts and pre-tax contributions in the event that they satisfy the Plan's financial hardship requirements (employee contributions are suspended for six months following such a withdrawal). A variable payment option, which provides unlimited monthly, quarterly, semi-annual or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to roll over an account from another qualified retirement plan or IRA into the Plan if certain requirements are met (current Federal law prevents the Plan from accepting rollovers from Roth IRAs). An employee may withdraw funds that were rolled into the Plan at any time.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans issued during 2015 and 2014 were 3.25% respectively.

Forfeiture Account
At December 31, 2015 and 2014, forfeited non-vested accounts totaled $488 and $90,236 respectively. These accounts will be used to reduce current and future employer contributions and to pay Plan expenses. Also in 2015 and 2014, Plan expenses were reduced by $102,584 and $127,657 from forfeited non-vested accounts.

Plan Expenses
There are investment fees and expenses associated with each Plan investment option. Investment fees are generally charged directly against assets of the investment option, and include such items as the costs expressed in the expense ratio plus brokerage fees incurred by the fund. Participants who utilize the Plan's BrokerageLink investment feature are also responsible for brokerage fees and commissions. Participants that enroll in the Plan's managed account service will incur a separate fee for that service.

The administrative expenses associated with the Plan include costs for accounting, custodial, recordkeeping, and other internal or external service providers. While participant accounts have not been charged for such administrative expenses in recent years due to the application of various credits applied towards Plan expenses, under the terms of the Plan, operating and administrative expenses can be charged directly to participants' accounts.

Under the Plan's recordkeeping agreement, the Plan receives payments (revenue credits) for the amount that revenue sharing related to the Plan's investment options exceeds specified Plan expenses. The Plan uses revenue credits to pay for additional costs of operating the Plan. In the event that revenue credits exceed these Plan costs, residual amounts will be allocated to participant accounts on a schedule and in a manner established by the Plan Administrator. During 2015 and 2014, the Plan received revenue credit deposits in the amount of $7,528,594 and $7,172,557 respectively. During 2015 and 2014, the Plan used revenue credits in the amount of $1,081,450 and $1,082,281 respectively to pay direct expenses and allocated $6,700,000 and $6,000,000 respectively to participants' account. Amounts received on account of litigation settlements can also be used by the Plan to pay Plan expenses. In the event that Plan expenses exceed the amounts available as described above, residual operating expenses will be charged to participants' accounts.

Some Plan service providers are paid directly by Shell on the Plan's behalf. When service providers are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses to the extent permitted by law. Unreimbursed expenses incurred by Shell to be reimbursed by the Plan totaled $114,244 and $682,927 at December 31, 2015 and 2014, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Plan Administrator salaries and data processing expenses) are absorbed by the Contributing Companies.

Plan Termination
The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

2. Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 8 for fair value measurement.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales and securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Participant distributions or withdrawals are recorded when paid.

3. Investment in the Plan

The following presents investments that represent 5% or more of the Plan's net assets.

(in millions)	December 31, 2015	December 31, 2014
Thrift Fund	$ 1,073	$ 1,197
U.S. Equity Index Fund	1,064	1,127
Royal Dutch Shell Stock Fund	623	804

4. Line of Credit of the Plan

The Thrift Fund and Royal Dutch Shell Stock Fund have an available line of credit to fund redemptions as needed. At December 31, 2015 and December 31, 2014 the Shell Provident Fund had no amounts outstanding under the line of credit.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

6. Federal Income Tax Exemption

The Internal Revenue Service (the "IRS") issued a favorable determination letter dated June 27, 2014, stating the Plan is qualified under Section 401(a) and the trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the "Code"). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a) and 501(a) of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for the Plan for any tax periods in progress. As of December 31, 2015, the Plan Administrator believes that it is no longer subject to income tax examination for years prior to 2012.

7. Reconciliation of the Financials to Schedule H of Form 5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Schedule H of Form 5500:

	2015	2014
Net assets per financial statements	$ 9,964,909,828	$ 10,569,624,124
Deemed distributions of participant loans	(5,865,011)	(5,270,414)
Net assets available for benefits per Schedule H	$ 9,959,044,817	$ 10,564,353,710

The following is a reconciliation of total expenses paid per the financial statements for the year ending December 31, 2015 to Schedule H of Form 5500:

Total deductions per the financial statements	$ 920,740,706
Deemed distributions of participant loans	802,685
Deemed distributions of participant loans – offset during plan year	(208,088)
Total expenses paid per Schedule H of Form 5500	$ 921,335,303

Amounts allocated to deemed distributions of participant loans are recorded as notes receivables from participants in the financial statements and recorded as an expense on Schedule H on Form 5500.

8. Fair Value Measurement

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the assets or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2015 and 2014.

Common Stocks and Rights/Warrants
Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate Bonds/Other Fixed Income Funds
Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Registered Investment Company Funds (Mutual Funds)
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Funds
Value at the NAV of units of a bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

U.S. Government Securities
Valued using the pricing models maximizing the use of observable inputs for similar securities.

Short-Term Investments
Short-Term investments, including commercial paper having 60 days or less to maturity are recorded at amortized cost, which approximates fair value.

The following sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Short-term investments	$ -	$ 1,074,674,064	$ -	$ 1,074,674,064
Common stock	614,173,257	-	-	614,173,257
Common/collective funds:				
Large cap stock	-	2,040,285,608	-	2,040,285,608
Mid cap stock	-	466,301,145	-	466,301,145
Small cap stock	-	90,184,837	-	90,184,837
Fixed income fund	-	713,781,531	-	713,781,531
Blended fund	-	746,042,037	-	746,042,037
Specialty	-	11,026,340	-	11,026,340
International	-	441,385,825	-	441,385,825
Total common/collective funds	-	4,509,007,323	-	4,509,007,323
Registered investment co. funds:				
Large cap stock	623,779,811	-	-	623,779,811
Mid cap stock	303,023,377	-	-	303,023,377
Small cap stock	141,947,022	-	-	141,947,022
Fixed income fund	654,714,750	-	-	654,714,750
Blended fund	528,607,240	-	-	528,607,240
International	439,208,360	-	-	439,208,360
Money market funds	121,741,654	-	-	121,741,654
Specialty	514,251,389	-	-	514,251,389
Total registered investment co. funds	3,327,273,603	-	-	3,327,273,603
Self-directed brokerage acct:				
Short-term investments	-	5,571,657	-	5,571,657
Common stock	156,211,331	-	-	156,211,331
Corporate bonds/other	-		-	-
fixed income fund	-	3,052,251	-	3,052,251
Registered investment co. funds	63,947,771	-	-	63,947,771
Money market funds	74,187,709	-	-	74,187,709
U.S. government securities	-	2,247,296	-	2,247,296
Rights/warrants	58,337	-	-	58,337
Total self-directed brokerage acct	294,405,148	10,871,204	-	305,276,352
Total assets at fair value	$ 4,235,852,008	$ 5,594,552,591	$ -	$ 9,830,404,599

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Short-term investments	$ -	$ 1,208,887,266	$ -	$ 1,208,887,266
Common stock	789,604,216	-	-	789,604,216
Common/collective funds:				
Large cap stock	-	1,443,768,325	-	1,443,768,325
Mid cap stock	-	356,265,575	-	356,265,575
Small cap stock	-	95,248,122	-	95,248,122
Fixed income fund	-	725,691,289	-	725,691,289
Blended fund	-	739,557,734	-	739,557,734
Specialty	-	11,140,074	-	11,140,074
International	-	377,536,485	-	377,536,485
Total common/collective funds	-	3,749,207,604	-	3,749,207,604
Registered investment co. funds:				
Large cap stock	1,342,620,039	-	-	1,342,620,039
Mid cap stock	490,616,309	-	-	490,616,309
Small cap stock	166,888,620	-	-	166,888,620
Fixed income fund	625,218,908	-	-	625,218,908
Blended fund	562,942,316	-	-	562,942,316
Specialty	509,816,127	-	-	509,816,127
International	576,221,092	-	-	576,221,092
Money market funds	101,139,655	-	-	101,139,655
Total registered investment co. funds	4,375,463,066	-	-	4,375,463,066
Self-directed brokerage acct:				
Short-term investments	-	5,393,948	-	5,393,948
Common stock	153,494,947	-	-	153,494,947
Corporate bonds/other				-
fixed income funds	-	3,858,220	-	3,858,220
Registered investment co. funds	55,877,768	-	-	55,877,768
Money market funds	65,944,878	-	-	65,944,878
U.S. government securities		2,261,934	-	2,261,934
Rights/warrants	81,097	-	-	81,097
Total self-directed brokerage acct	275,398,690	11,514,102	-	286,912,792
Total assets at fair value	$ 5,440,465,972	$ 4,969,608,972	$ -	$ 10,410,074,944

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fair Value of Investments in Entities that Use Net Asset Value

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015 and 2014, respectively.

December 31, 2015	Fair Value (in Millions)	Unfunded Commitments (in Millions)	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Common/collective funds				
Large Cap Stock	$ 2,040	n/a	Daily	n/a
Mid Cap Stock	466	n/a	Daily	n/a
Small Cap Stock	90	n/a	Daily	n/a
Fixed Income	714	n/a	Daily	n/a
Blended Funds	746	n/a	Daily	n/a
Specialty Funds	11	n/a	Daily	n/a
International Funds	441	n/a	Daily	n/a
Registered Investment Co. funds				
Large cap stock	623	n/a	Daily	n/a
Mid cap stock	303	n/a	Daily	n/a
Small cap stock	142	n/a	Daily	n/a
Fixed income	655	n/a	Daily	n/a
Blended fund	529	n/a	Daily	n/a
International	439	n/a	Daily	n/a
Money Market	122	n/a	Daily	n/a
Specialty	514	n/a	Daily	n/a

December 31, 2014	Fair Value (in Millions)	Unfunded Commitments (in Millions)	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Common/collective funds				
Large Cap Stock	$ 1,444	n/a	Daily	n/a
Mid Cap Stock	356	n/a	Daily	n/a
Small Cap Stock	95	n/a	Daily	n/a
Fixed Income	726	n/a	Daily	n/a
Blended Funds	740	n/a	Daily	n/a
Specialty Funds	11	n/a	Daily	n/a
International Funds	378	n/a	Daily	n/a
Registered Investment Co. funds				
Large cap stock	1,343	n/a	Daily	n/a
Mid cap stock	491	n/a	Daily	n/a
Small cap stock	167	n/a	Daily	n/a
Fixed income	625	n/a	Daily	n/a
Blended fund	563	n/a	Daily	n/a
International	576	n/a	Daily	n/a
Money Market	101	n/a	Daily	n/a
Specialty	510	n/a	Daily	n/a

9. Transactions with Parties-in-Interest

Shell, the Trustees, the Plan Administrator and certain other Plan service providers qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch Shell plc American Depository Shares and certain funds maintained by affiliates of the Plan's record keeper, which qualify as party-in-interest transactions. Transactions with these parties-in-interest qualify for exemptions from the prohibited transaction rules. Notes receivable from participants also qualify as party-in-interest transactions.

10. Subsequent Events

Management has evaluated subsequent events through the date on which the financial statements were issued.

Supplemental Schedule

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2015

(a)	(b)	(c)			(d)	(e)
		Description of Investment				
	Identity of Issuer, Borrower, Lessor, or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
	Thrift Fund					
	ABN AMRO FDG US CP .4% 2/09/16	13,000,000.00	0.400	2/9/2016	**	12,994,410
	AU & NZ BK VCP 1ML+16 2/26/16	24,000,000.00	0.582	2/26/2016	**	23,996,304
	BK MONTREAL YCD 1ML+17 6/10/16	10,000,000.00	0.520	6/10/2016	**	9,998,420
	BK NOV HOU YCD 1ML+12 4/7/16	5,000,000.00	0.413	4/7/2016	**	4,999,590
	BK NOV HOU YCD 1ML+13 5/27/16	5,000,000.00	0.374	5/27/2016	**	4,999,610
	BK NOV HOU YCD 3ML+8 5/03/16	11,000,000.00	0.414	5/3/2016	**	10,996,964
	BK NOVA HOU YCD 1ML+17 1/8/16	5,000,000.00	0.446	1/8/2016	**	4,999,925
	BK NOVA HOUSTON Y$CD .6% 05/13	8,000,000.00	0.600	5/13/2016	**	7,999,005
	BK NOVA HOUSTON Y$CD .65% 04/1	10,000,000.00	0.650	4/18/2016	**	10,001,865
	BK NV HOU YCD 1ML+13 5/19/16	11,000,000.00	0.550	5/19/2016	**	10,997,954
	BK OF MONT CHI YCD .6% 5/13/16	4,000,000.00	0.600	5/13/2016	**	3,998,328
	BMO HARRIS CD 1ML+18 02/16/16	6,000,000.00	0.524	2/16/2016	**	5,999,646
	BNP PARIBAS DUB YCP .37% 1/04/	8,000,000.00	0.370	1/4/2016	**	7,999,655
	BNP PARIBAS NY Y$CD .64% 04/01	17,000,000.00	0.640	4/1/2016	**	17,001,550
	BNP PARIBAS NY Y$CD .65% 03/11	8,000,000.00	0.650	3/11/2016	**	8,001,778
	CIBC NY BRH Y$CD 3ML+9 5/10/16	11,000,000.00	0.446	5/10/2016	**	10,996,546
	CIBC NY BRH YCD 1ML+21 4/20/16	9,000,000.00	0.612	4/20/2016	**	8,998,650
	CIBC NY Y$CD 1ML+17 05/12/16	15,000,000.00	0.515	5/16/2016	**	14,998,890
	CIBC NY Y$CD 1ML+24 5/25/16	11,000,000.00	0.662	5/25/2016	**	10,997,998
	COMMWTH AUS VCP 1ML+17 2/01/16	3,000,000.00	0.413	2/1/2016	**	2,999,958
	COMMWTH AUS VCP 1ML+17 2/03/16	3,000,000.00	0.413	2/3/2016	**	2,999,955
	COMMWTH AUS VCP 1ML+17 2/05/16	3,000,000.00	0.439	2/5/2016	**	2,999,952
	COMMWTH AUS VCP 1ML+17 2/08/16	3,000,000.00	0.446	2/8/2016	**	2,999,907
	COMMWTH AUS VCP 1ML+17 2/10/16	3,000,000.00	0.439	2/10/2016	**	2,999,862
	COMMWTH AUS VCP 1ML+17 2/23/16	22,000,000.00	0.590	2/23/2016	**	21,997,140
	CREDIT AG (TD) TD .29% 01/04/1	33,000,000.00	0.290	1/4/2016	**	33,000,000
	CS AG NY BR YCD 1ML+25 3/02/16	9,000,000.00	0.567	3/2/2016	**	8,999,262
	CS AG NY BR YCP .41% 1/04/16	19,000,000.00	0.410	1/4/2016	**	18,999,460
	CS AG NY BR YCP .53% 4/04/16	11,000,000.00	0.530	4/4/2016	**	10,984,064
	CS NY BR YCD 1ML+30 5/17/16	14,000,000.00	0.650	5/17/2016	**	13,997,788
	FHLBDN 0% 01/04/16	70,000,000.00	0.000	1/4/2016	**	70,000,000
	JPMORG SECS CP .75% 4/08/16	27,000,000.00	0.750	4/8/2016	**	26,965,251
	JPMS LLC IM VCP 1ML+22 3/7/15	8,000,000.00	0.489	3/7/2016	**	7,999,728
	LANDESBANK BADE Y$CD .43% 01/0	14,000,000.00	0.430	1/4/2016	**	14,000,516
	LANDESBANK BADE Y$CD .43% 01/0	31,000,000.00	0.430	1/5/2016	**	31,001,414
	LANDESBANK BADE YCD .43% 1/16	8,600,000.00	0.430	1/7/2016	**	8,600,000
	LP PINEWOOD SPV TAXBLE L=WF V7	31,400,000.00	0.420	2/1/2018	**	31,400,000
	MANHATT ASST FD YCP .6% 3/18/1	13,000,000.00	0.600	3/18/2016	**	12,982,199
	MIZUHO BK NY BR Y$CD .42% 01/0	50,000,000.00	0.420	1/8/2016	**	50,000,585
	MUFJ TR NY YCP .4% 1/14/16	4,000,000.00	0.400	1/14/2016	**	3,999,381
	MUFJ TR NY YCP .41% 2/16/16	24,000,000.00	0.410	2/16/2016	**	23,985,461
	NATIXIS NY BRH Y$CD .6% 03/08/	14,000,000.00	0.600	3/8/2016	**	14,003,298
	NATIXIS NY BRH YCP .4% 2/01/16	11,000,000.00	0.400	2/1/2016	**	10,996,432
	OHIO ST WTR 5/1/38 MT	8,900,000.00	0.734	5/1/2038	**	8,900,089
	ROYAL BK CDA YCD 3ML+3 3/26/16	15,000,000.00	0.623	3/23/2016	**	14,988,720
	ROYAL BK NY YCD 3ML+15 6/3/16	11,000,000.00	0.572	6/3/2016	**	10,996,051
	ROYALBK CDA NY YCD 1ML+16 2/16	5,000,000.00	0.477	2/12/2016	**	4,999,660
	ROYL BK CDA YCD 1ML+16 2/17/16	5,000,000.00	0.511	2/17/2016	**	4,999,510
	SEB NY BR Y$CD .4% 01/07/16	7,000,000.00	0.400	1/7/2016	**	7,000,209
	SHEFFREC YCP .55% 1/05/16	11,000,000.00	0.550	1/5/2016	**	10,999,394
	STATE ST BK CD 1ML+17 2/12/16	9,000,000.00	0.487	2/12/2016	**	8,999,325
	SUMITMO NY YCD 1ML+22 3/15/16	10,000,000.00	0.551	3/15/2016	**	9,999,360
	SUMITOMO BKG YCP .43% 3/04/16	8,000,000.00	0.430	3/4/2016	**	7,992,562
	SUMITOMO NY BRH Y$CD .43% 02/0	8,000,000.00	0.430	2/8/2016	**	7,999,874
	SUMITOMO NY BRH Y$CD .43% 02/2	18,000,000.00	0.430	2/29/2016	**	17,997,890
	SUMITOMO NY BRH Y$CD .43% 03/0	8,000,000.00	0.430	3/7/2016	**	7,998,358
	SUMITOMO TR BK YCP .38% 2/16/1	11,000,000.00	0.380	2/16/2016	**	10,993,322
	SUMITOMO TR NY Y$CD .41% 01/05	3,000,000.00	0.410	1/5/2016	**	3,000,024
	SUMITOMO TR NY Y$CD .52% 03/21	10,000,000.00	0.520	3/21/2016	**	9,997,767
	SUMITOMO TR NY Y$CD .6% 03/08/	11,000,000.00	0.600	3/8/2016	**	11,001,137
	SVENSKA 1ML+19 2/26/16 144A	10,000,000.00	0.612	2/26/2016	**	9,999,590
	SVENSKA 1ML+19 5/13/16 144A	3,000,000.00	0.520	5/13/2016	**	2,999,814
	SVENSKA NY YCD 1ML+20 5/19/16	10,000,000.00	0.602	5/19/2016	**	9,998,410
	SWEDBANK AB NY Y$CD .4% 01/06/	5,000,000.00	0.400	1/6/2016	**	5,000,163
	TOR DOM Y$CD .5% 02/02/16	9,000,000.00	0.500	2/2/2016	**	9,001,008
	TORONTO-US YCP .505% 2/02/16	6,000,000.00	0.505	2/2/2016	**	5,997,926

Shell Provident Fund

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN 13-1299890

Plan No. 002

December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment: Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	TORONTO-US YCP .6% 4/13/16	3,000,000.00	0.600	4/13/2016	**	2,994,991
	TOYOTA MC 3/A3 VCP 1ML+17 2/16	25,000,000.00	0.592	2/22/2016	**	24,996,200
	TRNTO DM NY YCD 1ML+15 3/14/16	9,000,000.00	0.467	3/14/2016	**	8,999,460
	TRNTO DM NY YCD 1ML+17 4/11/16	9,000,000.00	0.414	4/11/2016	**	8,999,523
	TRNTO DM NY YCD 1ML+18 4/12/16	5,000,000.00	0.497	4/12/2016	**	4,999,630
	TRNTO DOM NY YCD 3ML+3 2/12/16	6,000,000.00	0.366	2/12/2016	**	5,997,768
	UBS AG STAM YCD 1ML+25 4/22/16	11,000,000.00	0.663	4/22/2016	**	10,998,240
	UBS AG STM YCD 1ML+25 3/4/16	4,000,000.00	0.652	3/4/2016	**	3,999,504
	UBS AG STM YCD 1ML+26 5/3/16	12,000,000.00	0.504	5/3/2016	**	11,999,220
	UBSAG STMFD(BD) Y$CD .57% 03/0	4,000,000.00	0.570	3/4/2016	**	4,002,078
	UNITEDHEALTH GR CP .61% 1/04/1	22,000,000.00	0.610	1/4/2016	**	21,999,142
	UNITEDHEALTH GR CP .61% 1/05/1	11,000,000.00	0.610	1/5/2016	**	10,999,453
	UNITEDHEALTH GR CP .72% 1/29/1	11,000,000.00	0.720	1/29/2016	**	10,996,021
	UNITEDHEALTH GR CP .72% 2/12/1	9,000,000.00	0.720	2/12/2016	**	8,995,066
	USTN 3MB+16.8 10/31/17	11,000,000.00	0.428	10/31/2017	**	10,995,578
	USTN TII 2% 1/15/16	6,000,000.00	2.000	1/15/2016	**	7,189,764
	WELLS FARGO CD 1ML+21 4/6/16	12,000,000.00	0.453	4/6/2016	**	11,999,400
	WELLS FARGO CD 1ML+34 4/6/16	11,000,000.00	0.700	6/17/2016	**	10,998,900
*	Shell Money Market Portfolio	-	-	N/A	**	70,765,257
	Common/Collective Funds					
	1-3 YR Government Bond Index		Comm Funds		**	31,106,491
	20+ Treasury Bond Index		Comm Funds		**	89,763,980
	BlackRock EAFE Equity Index Fund F		Comm Funds		**	367,318,151
	Developed Real Estate Index Fund F		Comm Funds		**	11,026,340
	Emerging Markets Index Non-Lendable Fund F		Comm Funds		**	75,070,243
*	U.S. Equity Index Fund		Comm Funds		**	1,063,707,898
	Gov't/Credit Bond Index Fund		Comm Funds		**	44,005,579
	Intermediate Government Bond Index Fund		Comm Funds		**	41,034,135
	LifePath® 2020 Fund Class F		Comm Funds		**	153,427,748
	LifePath® 2025 Fund Class F		Comm Funds		**	46,223,591
	LifePath® 2030 Fund Class F		Comm Funds		**	133,053,984
	LifePath® 2035 Fund Class F		Comm Funds		**	36,107,065
	LifePath® 2040 Fund Class F		Comm Funds		**	103,229,317
	LifePath® 2045 Fund Class F		Comm Funds		**	19,615,085
	LifePath® 2050 Fund Class F		Comm Funds		**	48,329,211
	LifePath® 2055 Fund Class F		Comm Funds		**	10,718,981
	LifePath® 2060 Fund Class F		Comm Funds		**	24,123
	LifePath® Retirement Fund Class F		Comm Funds		**	120,242,689
	Mid-Cap Equity Index Fund		Comm Funds		**	337,570,252
	Russell 1000 Growth Index Fund		Comm Funds		**	41,251,516
	Russell 1000 Index Fund		Comm Funds		**	86,783,676
	Russell 1000 Value Index Fund		Comm Funds		**	37,020,102
	Russell 2000® Growth Index Fund		Comm Funds		**	27,268,269
	Russell 2000® Equity Index Fund		Comm Funds		**	40,398,094
	Russell 2000® Value Index Fund		Comm Funds		**	22,518,474
	U.S. Debt Index Fund		Comm Funds		**	468,976,164
	U.S. Treasury Inflation Protected Securities Fund		Comm Funds		**	38,895,182
	U.S. Equity Market Fund		Comm Funds		**	150,140,936
*	Fidelity® Blue Chip Growth Commingled Pool		Comm Funds		**	158,367,963
*	Fidelity® Contrafund® Commingled Pool		Comm Funds		**	276,969,721
*	Fidelity® Diversified International Commingled Pool		Comm Funds		**	74,067,675
*	Fidelity® Equity-Income Commingled Pool		Comm Funds		**	62,057,055
*	Fidelity® Growth Company Commingled Pool		Comm Funds		**	57,355,110
*	Fidelity® Low-Priced Stock Commingled Pool		Comm Funds		**	128,730,893
*	Fidelity® OTC Commingled Pool		Comm Funds		**	106,631,631
	Royal Dutch Shell Stock Fund					
*	Royal Dutch Shell Stock Fund		Stock/ADSs		**	614,173,257
*	Fidelity Institutional Cash Portfolio		Mutual Funds		**	10,359,756
	Registered Investment Company Shares					
	AB Discovery Value Fund Class Z		Mutual Funds		**	1,228,915
	Aberdeen Global Fixed Income Fund Institutional Class		Mutual Funds		**	604,617
	American Beacon Balanced Fund Institutional Class		Mutual Funds		**	1,861,483
	American Beacon International Equity Fund Institutional Class		Mutual Funds		**	2,357,921

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Par Value	 Rate Percentage	 Maturity Date	(d) Cost	(e) Current Value
	American Beacon Large Cap Value Fund Class Institutional		Mutual Funds		**	30,259,216
	Alger Capital Appreciation Portfolio Class I-2		Mutual Funds		**	23,962,884
	Alger Mid Cap Growth Portfolio Class I-2		Mutual Funds		**	4,092,655
	Alger Small Cap Growth Portfolio Class I-2		Mutual Funds		**	1,176,174
	AllianzGI NFJ Small-Cap Value Fund Class R6		Mutual Funds		**	18,984,409
	American Century Large Company Value Fund R6 Class		Mutual Funds		**	4,168,812
	American Century Investments Small Company Fund Institutional Class		Mutual Funds		**	764,813
	American Century Ultra® Fund R6 Class		Mutual Funds		**	706,178
	AMG Managers Special Equity Fund Class Institutional		Mutual Funds		**	1,240,338
	AMG Managers Cadence Capital Appreciation Fund Institutional Class		Mutual Funds		**	323,778
	AMG Managers Cadence Mid Cap Fund Institutional Class		Mutual Funds		**	757,870
	AMG Managers Bond Fund Institutional Class		Mutual Funds		**	22,420,820
	Ariel Appreciation Fund Institutional Class		Mutual Funds		**	5,273,774
	Ariel Fund Institutional Class		Mutual Funds		**	6,687,468
	Artisan International Fund Institutional Class		Mutual Funds		**	30,253,530
	Artisan Mid Cap Value Fund Institutional Shares		Mutual Funds		**	9,927,397
	Artisan Mid Cap Fund Institutional Class		Mutual Funds		**	24,513,150
	Baron Asset Fund Institutional Class		Mutual Funds		**	3,147,426
	Baron Growth Fund Institutional Shares		Mutual Funds		**	16,192,654
	Baron Small Cap Fund Institutional Class		Mutual Funds		**	1,435,732
	Calvert Balanced Portfolio Class I		Mutual Funds		**	207,115
	Calvert Bond Portfolio Class I		Mutual Funds		**	1,785,804
	Calvert Capital Accumulation Fund Class I		Mutual Funds		**	379,887
	Calvert Equity Portfolio Class I		Mutual Funds		**	544,575
	Calvert International Equity Fund Class I		Mutual Funds		**	362,668
	ClearBridge Value Trust Class I		Mutual Funds		**	831,340
	ClearBridge Aggressive Growth Fund Class IS		Mutual Funds		**	18,222,967
	ClearBridge Large Cap Growth Fund Class I		Mutual Funds		**	5,398,167
	Columbia Acorn Select Fund Class Y Shares		Mutual Funds		**	2,674,980
	CRM Mid Cap Value Fund Class Institutional		Mutual Funds		**	1,802,880
	Deutsche Core Equity Fund Class R6		Mutual Funds		**	1,881,858
	Deutsche CROCI® Equity Dividend Fund Institutional Class		Mutual Funds		**	1,626,745
	Deutsche CROCI® International Fund Class R6		Mutual Funds		**	1,394,532
	Deutsche Global Small Cap Fund Class R6		Mutual Funds		**	773,954
	Domini Social Investment Trust Social Equity Fund Institutional Class		Mutual Funds		**	971,669
	Dreyfus Mid Cap Growth Fund Class I		Mutual Funds		**	1,653,792
*	Fidelity Advisor® Total Bond Fund – Class Z		Mutual Funds		**	23,204,439
*	Fidelity Asset Manager® 20%		Mutual Funds		**	5,609,444
*	Fidelity Asset Manager® 30%		Mutual Funds		**	200,332
*	Fidelity Asset Manager® 40%		Mutual Funds		**	896,176
*	Fidelity Asset Manager® 50%		Mutual Funds		**	1,607,119
*	Fidelity Asset Manager® 60%		Mutual Funds		**	2,286,987
*	Fidelity Asset Manager® 70%		Mutual Funds		**	1,997,280
*	Fidelity Asset Manager® 85%		Mutual Funds		**	2,890,624
*	Fidelity® Balanced Fund - Class K		Mutual Funds		**	41,676,271
*	Fidelity® Blue Chip Value Fund		Mutual Funds		**	7,588,230
*	Fidelity® Canada Fund		Mutual Funds		**	10,778,681
*	Fidelity® Capital Appreciation Fund - Class K		Mutual Funds		**	18,106,049
*	Fidelity® Capital & Income Fund		Mutual Funds		**	62,521,547
*	Fidelity® China Region Fund		Mutual Funds		**	18,528,530
*	Fidelity® Conservative Income Bond Fund – Institutional Class		Mutual Funds		**	6,726,970
*	Fidelity® Convertible Securities Fund		Mutual Funds		**	6,764,100
*	Fidelity® Corporate Bond Fund		Mutual Funds		**	9,657,617
*	Fidelity® Disciplined Equity Fund - Class K		Mutual Funds		**	2,567,093
*	Fidelity® Dividend Growth Fund - Class K		Mutual Funds		**	46,960,586
*	Fidelity® Emerging Europe, Middle East, Africa (EMEA) Fund		Mutual Funds		**	487,378
*	Fidelity® Emerging Markets Discovery Fund		Mutual Funds		**	789,278
*	Fidelity® Emerging Asia Fund		Mutual Funds		**	8,944,912
*	Fidelity® Emerging Markets Fund - Class K		Mutual Funds		**	16,134,109
*	Fidelity® Equity Dividend Income Fund - Class K		Mutual Funds		**	4,986,162
*	Fidelity® Europe Fund		Mutual Funds		**	8,344,226
*	Fidelity® Event Driven Opportunities Fund		Mutual Funds		**	332,776
*	Fidelity® Export and Multinational Fund - Class K		Mutual Funds		**	8,134,240
*	Fidelity® Floating Rate High Income Fund		Mutual Funds		**	44,902,887
*	Fidelity® Focused High Income Fund		Mutual Funds		**	1,460,007
*	Fidelity® Focused Stock Fund		Mutual Funds		**	10,838,682
*	Fidelity® Four-in-One Index Fund		Mutual Funds		**	4,379,865

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment: Par Value	(c) Description of Investment: Rate Percentage	(c) Description of Investment: Maturity Date	(d) Cost	(e) Current Value
*	Fidelity Freedom K® 2005 Fund		Mutual Funds		**	1,216,028
*	Fidelity Freedom K® 2010 Fund		Mutual Funds		**	11,846,185
*	Fidelity Freedom K® 2015 Fund		Mutual Funds		**	12,250,452
*	Fidelity Freedom K® 2020 Fund		Mutual Funds		**	54,138,707
*	Fidelity Freedom K® 2025 Fund		Mutual Funds		**	26,822,239
*	Fidelity Freedom K® 2030 Fund		Mutual Funds		**	37,388,417
*	Fidelity Freedom K® 2035 Fund		Mutual Funds		**	16,453,461
*	Fidelity Freedom K® 2040 Fund		Mutual Funds		**	23,274,896
*	Fidelity Freedom K® 2045 Fund		Mutual Funds		**	9,791,830
*	Fidelity Freedom K® 2050 Fund		Mutual Funds		**	7,043,359
*	Fidelity Freedom K® 2055 Fund		Mutual Funds		**	1,624,223
*	Fidelity Freedom K® 2060 Fund		Mutual Funds		**	2,594
*	Fidelity Freedom K® Income Fund		Mutual Funds		**	6,599,338
*	Fidelity® Fund - Class K		Mutual Funds		**	3,579,411
*	Fidelity® Global Commodity Stock Fund		Mutual Funds		**	738,574
*	Fidelity® Global High Income Fund		Mutual Funds		**	1,005,580
*	Fidelity® Global Balanced Fund		Mutual Funds		**	1,788,237
*	Fidelity® Global Bond Fund		Mutual Funds		**	238,543
*	Fidelity® Global Equity Income Fund		Mutual Funds		**	439,526
*	Fidelity® Global Strategies Fund		Mutual Funds		**	78,528
*	Fidelity® GNMA Fund		Mutual Funds		**	12,899,192
*	Fidelity® Government Cash Reserves		Mutual Funds		**	37,656,385
*	Fidelity® Government Money Market Fund- Premium Class		Mutual Funds		**	6,224,013
*	Fidelity® Growth & Income Portfolio - Class K		Mutual Funds		**	36,546,836
*	Fidelity® Growth Discovery Fund - Class K		Mutual Funds		**	5,622,153
*	Fidelity® Growth Strategies Fund - Class K		Mutual Funds		**	12,575,508
*	Fidelity® High Income Fund		Mutual Funds		**	26,292,303
*	Fidelity® Independence Fund - Class K		Mutual Funds		**	6,489,951
*	Fidelity® Inflation-Protected Bond Fund		Mutual Funds		**	8,119,732
*	Fidelity® Intermediate Bond Fund		Mutual Funds		**	7,964,326
*	Fidelity® International Bond Fund		Mutual Funds		**	138,595
*	Fidelity® International Capital Appreciation Fund		Mutual Funds		**	6,018,259
*	Fidelity® International Discovery Fund - Class K		Mutual Funds		**	12,328,559
*	Fidelity® International Enhanced Index Fund		Mutual Funds		**	791,392
*	Fidelity® International Growth Fund		Mutual Funds		**	7,500,642
*	Fidelity® International Real Estate Fund		Mutual Funds		**	5,259,706
*	Fidelity® International Small Cap Opportunities Fund		Mutual Funds		**	11,182,147
*	Fidelity® International Small Cap Fund		Mutual Funds		**	14,677,363
*	Fidelity® International Value Fund		Mutual Funds		**	431,059
*	Fidelity® Intermediate Government Income Fund		Mutual Funds		**	4,218,671
*	Fidelity® Investment Grade Bond Fund		Mutual Funds		**	5,621,014
*	Fidelity® Japan Fund		Mutual Funds		**	1,806,639
*	Fidelity® Japan Smaller Companies Fund		Mutual Funds		**	2,684,736
*	Fidelity® Large Cap Stock Fund		Mutual Funds		**	10,022,374
*	Fidelity® Latin America Fund		Mutual Funds		**	5,822,548
*	Fidelity® Large Cap Core Enhanced Index Fund		Mutual Funds		**	2,433,896
*	Fidelity® Large Cap Growth Enhanced Index Fund		Mutual Funds		**	1,329,432
*	Fidelity® Large Cap Value Enhanced Index Fund		Mutual Funds		**	12,482,183
*	Fidelity® Leveraged Company Stock Fund - Class K		Mutual Funds		**	37,825,654
*	Fidelity® Limited Term Bond Fund		Mutual Funds		**	628,443
*	Fidelity® Limited Term Government Fund		Mutual Funds		**	3,674,609
*	Fidelity® Magellan® Fund - Class K		Mutual Funds		**	66,964,067
*	Fidelity® Mega Cap Stock Fund		Mutual Funds		**	6,783,720
*	Fidelity® Mid Cap Enhanced Index Fund		Mutual Funds		**	11,570,822
*	Fidelity® Mid-Cap Stock Fund - Class K		Mutual Funds		**	19,585,096
*	Fidelity® Mid Cap Value Fund		Mutual Funds		**	13,778,588
*	Fidelity® Money Market Fund – Premium Class		Mutual Funds		**	48,091,372
*	Fidelity® Mortgage Securities Fund		Mutual Funds		**	1,079,997
*	Fidelity® Nasdaq® Composite Index Fund		Mutual Funds		**	10,088,545
*	Fidelity® New Markets Income Fund		Mutual Funds		**	26,478,999
*	Fidelity® New Millennium Fund		Mutual Funds		**	3,498,994
*	Fidelity® Nordic Fund		Mutual Funds		**	5,352,377
*	Fidelity® Overseas Fund - Class K		Mutual Funds		**	25,790,467
*	Fidelity® Pacific Basin Fund		Mutual Funds		**	4,691,818
*	Fidelity® Puritan® Fund - Class K		Mutual Funds		**	162,768,204
*	Fidelity® Real Estate Income Fund		Mutual Funds		**	12,361,809
*	Fidelity® Real Estate Investment Portfolio		Mutual Funds		**	32,699,182

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
*	Fidelity® Money Market Trust Retirement Government Money Market Portfolio		Mutual Funds		**	3,076,458
*	Fidelity® Select Air Transportation Portfolio		Mutual Funds		**	3,844,514
*	Fidelity® Select Automotive Portfolio		Mutual Funds		**	1,836,198
*	Fidelity® Select Banking Portfolio		Mutual Funds		**	3,628,601
*	Fidelity® Select Biotechnology Portfolio		Mutual Funds		**	123,071,571
*	Fidelity® Select Brokerage and Investment Management Portfolio		Mutual Funds		**	1,148,650
*	Fidelity® Select Chemicals Portfolio		Mutual Funds		**	15,173,215
*	Fidelity® Select Communications Equipment Portfolio		Mutual Funds		**	584,261
*	Fidelity® Select Computers Portfolio		Mutual Funds		**	1,517,998
*	Fidelity® Select Consumer Discretionary Portfolio		Mutual Funds		**	2,633,901
*	Fidelity® Select Consumer Staples Portfolio		Mutual Funds		**	9,283,451
*	Fidelity® Select Construction and Housing Portfolio		Mutual Funds		**	6,558,147
*	Fidelity® Select Consumer Finance Portfolio		Mutual Funds		**	1,292,638
*	Fidelity® Select Defense and Aerospace Portfolio		Mutual Funds		**	7,764,378
*	Fidelity® Select Electronics Portfolio		Mutual Funds		**	6,220,881
*	Fidelity® Select Energy Portfolio		Mutual Funds		**	20,134,224
*	Fidelity® Select Energy Service Portfolio		Mutual Funds		**	12,247,548
*	Fidelity® Select Environment and Alternative Energy Portfolio		Mutual Funds		**	869,317
*	Fidelity® Select Financial Services Portfolio		Mutual Funds		**	4,460,103
*	Fidelity® Select Gold Portfolio		Mutual Funds		**	15,755,904
*	Fidelity® Select Health Care Portfolio		Mutual Funds		**	12,125,144
*	Fidelity® Select Health Care Services Portfolio		Mutual Funds		**	63,913,384
*	Fidelity® Select Industrial Equipment Portfolio		Mutual Funds		**	766,276
*	Fidelity® Select Industrials Portfolio		Mutual Funds		**	4,223,444
*	Fidelity® Select Insurance Portfolio		Mutual Funds		**	1,399,618
*	Fidelity® Select IT Services Portfolio		Mutual Funds		**	22,006,541
*	Fidelity® Select Leisure Portfolio		Mutual Funds		**	3,717,029
*	Fidelity® Select Materials Portfolio		Mutual Funds		**	4,661,515
*	Fidelity® Select Medical Equipment and Systems Portfolio		Mutual Funds		**	13,301,516
*	Fidelity® Select Medical Delivery Portfolio		Mutual Funds		**	5,006,782
*	Fidelity® Select Natural Gas Portfolio		Mutual Funds		**	5,337,215
*	Fidelity® Select Natural Resources Portfolio		Mutual Funds		**	5,072,835
*	Fidelity® Select Pharmaceuticals Portfolio		Mutual Funds		**	27,723,149
*	Fidelity® Select Retailing Portfolio		Mutual Funds		**	18,001,441
*	Fidelity® Select Software and Computer Services Portfolio		Mutual Funds		**	10,423,421
*	Fidelity® Select Technology Portfolio		Mutual Funds		**	10,704,945
*	Fidelity® Select Telecommunications Portfolio		Mutual Funds		**	814,950
*	Fidelity® Select Transportation Portfolio		Mutual Funds		**	5,468,615
*	Fidelity® Select Utilities Portfolio		Mutual Funds		**	4,026,403
*	Fidelity® Select Wireless Portfolio		Mutual Funds		**	2,517,245
*	Fidelity® Short-Term Bond Fund		Mutual Funds		**	9,520,715
*	Fidelity® Small Cap Discovery Fund		Mutual Funds		**	37,321,179
*	Fidelity® Small Cap Enhanced Index Fund		Mutual Funds		**	1,418,026
*	Fidelity® Small Cap Growth Fund		Mutual Funds		**	11,266,259
*	Fidelity® Small Cap Stock Fund		Mutual Funds		**	10,418,716
*	Fidelity® Small Cap Value Fund		Mutual Funds		**	6,011,311
*	Fidelity® Stock Selector All Cap Fund - Class K		Mutual Funds		**	2,349,802
*	Fidelity® Stock Selector Mid Cap Fund		Mutual Funds		**	79,190
*	Fidelity® Stock Selector Small Cap Fund		Mutual Funds		**	3,023,388
*	Fidelity® Stock Selector Large Cap Value Fund		Mutual Funds		**	3,422,250
*	Fidelity® Strategic Dividend & Income® Fund		Mutual Funds		**	12,413,870
*	Fidelity® Strategic Real Return Fund		Mutual Funds		**	334,699
*	Fidelity® Strategic Income Fund		Mutual Funds		**	49,302,590
*	Fidelity® Telecom and Utilities Fund		Mutual Funds		**	1,833,770
*	Fidelity® Total Emerging Markets Fund		Mutual Funds		**	669,824
*	Fidelity® Total International Equity Fund		Mutual Funds		**	408,398
*	Fidelity® Treasury Money Market Fund		Mutual Funds		**	905,305
*	Fidelity® Treasury Only Money Market Fund		Mutual Funds		**	1,268,202
*	Fidelity® Trend Fund		Mutual Funds		**	2,305,944
*	Fidelity® Value Discovery Fund - Class K		Mutual Funds		**	9,783,042
*	Fidelity® Value Fund - Class K		Mutual Funds		**	61,058,200
*	Fidelity® Value Strategies Fund - Class K		Mutual Funds		**	2,023,436
*	Fidelity® Worldwide Fund		Mutual Funds		**	4,518,736
*	Fidelity® Government Income Fund		Mutual Funds		**	7,051,676
	Franklin Mutual Global Discovery Fund Class R6		Mutual Funds		**	24,032,660
	Franklin Mutual Shares Fund Class R6		Mutual Funds		**	11,345,868
	Franklin Small-Mid Cap Growth Fund Class R6		Mutual Funds		**	2,731,303

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment: Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	Fidelity® Money Market Trust Retirement Government Money Market II Portfolio		Mutual Funds		**	14,160,163
	FPA Crescent Fund		Mutual Funds		**	35,742,814
	Hartford International Growth Fund Class Y		Mutual Funds		**	1,258,113
	The Hartford SmallCap Growth Fund Class Y		Mutual Funds		**	10,987,241
	Invesco Equity and Income Fund Class R6		Mutual Funds		**	1,881,999
	Invesco Global Small & Mid Cap Growth Fund R5 Class		Mutual Funds		**	1,118,833
	Invesco Growth and Income Fund Class R6		Mutual Funds		**	8,480,151
	Invesco Mid Cap Core Equity Fund Class R6		Mutual Funds		**	2,610,550
	Janus Balanced Fund Class N		Mutual Funds		**	9,347,194
	Janus Enterprise Fund Class N		Mutual Funds		**	5,857,210
	Janus Flexible Bond Fund Class N		Mutual Funds		**	15,856,708
	Janus Fund Class N		Mutual Funds		**	3,417,787
	Janus Global Research Fund Class I Shares		Mutual Funds		**	4,523,539
	Janus Research Fund Class N		Mutual Funds		**	11,147,727
	Janus Twenty Fund Class T		Mutual Funds		**	12,503,003
	John Hancock Small Company Fund Class R6		Mutual Funds		**	1,001,753
	Lord Abbett Affiliated Fund Class I		Mutual Funds		**	1,854,056
	Lord Abbett Mid Cap Stock Fund Class I		Mutual Funds		**	2,704,615
	Loomis Sayles Growth Fund Class Y		Mutual Funds		**	764,922
	Loomis Sayles Small Cap Value Fund Class N		Mutual Funds		**	1,897,601
	Morgan Stanley Active International Allocation Portfolio Class I		Mutual Funds		**	227,072
	Morgan Stanley Insti Fund Trust Core Plus Fixed Income Portfolio Class Institutional		Mutual Funds		**	4,510,800
	Morgan Stanley Institutional Fund, Inc. Emerging Markets Portfolio Class IS		Mutual Funds		**	4,245,064
	Morgan Stanley Institutional Fund Trust Global Strategist Portfolio Class Institutional		Mutual Funds		**	658,365
	Morgan Stanley Institutional Fund, Inc. Growth Portfolio Class IS		Mutual Funds		**	9,221,643
	Morgan Stanley Institutional Fund, Inc. International Equity Portfolio Class IS		Mutual Funds		**	4,193,981
	Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio Class IS		Mutual Funds		**	5,792,098
	Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio Class IS		Mutual Funds		**	1,791,770
	Neuberger Berman Core Bond Fund Institutional Class		Mutual Funds		**	342,602
	Neuberger Berman Focus Fund Institutional Class		Mutual Funds		**	90,222
	Neuberger Berman Genesis Fund Class R6		Mutual Funds		**	16,788,540
	Neuberger Berman Guardian Fund Institutional Class		Mutual Funds		**	486,012
	Neuberger Berman High Income Bond Fund Class R6		Mutual Funds		**	2,412,811
	Neuberger Berman International Equity Fund Class R6		Mutual Funds		**	3,910,334
	Neuberger Berman Large Cap Value Fund Institutional Class		Mutual Funds		**	2,333,187
	Neuberger Berman Mid Cap Intrinsic Value Fund Institutional Class		Mutual Funds		**	161,772
	Neuberger Berman Mid Cap Growth Fund Class R6		Mutual Funds		**	1,315,416
	Neuberger Berman Socially Responsive Fund Class R6		Mutual Funds		**	1,430,742
	Oakmark Equity And Income Fund Class I		Mutual Funds		**	39,554,215
	Oakmark Fund Class I		Mutual Funds		**	31,171,864
	Oakmark Select Fund Class I		Mutual Funds		**	15,189,493
	PIMCO Global Bond (Unhedged) Fund Institutional Class		Mutual Funds		**	3,949,395
	PIMCO High Yield Fund Institutional Class		Mutual Funds		**	15,349,879
	PIMCO Low Duration Fund Institutional Class		Mutual Funds		**	33,720,845
	PIMCO Long-Term U.S. Government Fund Institutional Class		Mutual Funds		**	16,627,300
	PIMCO Real Return Fund Institutional Class		Mutual Funds		**	14,251,586
	PIMCO Total Return Fund Institutional Class		Mutual Funds		**	65,581,838
	Rainier Small/Mid Cap Equity Fund Institutional Shares		Mutual Funds		**	2,606,396
	Rice Hall James Micro Cap Portfolio Institutional Class		Mutual Funds		**	2,029,630
	Royce Low-Priced Stock Fund Institutional Class		Mutual Funds		**	3,362,916
	Royce Opportunity Fund Institutional Class		Mutual Funds		**	1,703,814
	Royce Smaller-Companies Growth Fund Institutional Class		Mutual Funds		**	2,868,511
	Royce Total Return Fund Institutional Class		Mutual Funds		**	510,135
	RS Partners Fund Class Y		Mutual Funds		**	3,093,224
	RS Small Cap Growth Fund Class Y		Mutual Funds		**	6,679,646
	RS Value Fund Class Y		Mutual Funds		**	851,415
*	Strategic Advisers® Core Income Multi-Manager Fund		Mutual Funds		**	852
*	Strategic Advisers® Core Multi-Manager Fund		Mutual Funds		**	52,546
*	Strategic Advisers® Emerging Markets Fund of Funds		Mutual Funds		**	376,024
*	Strategic Advisers® Growth Multi-Manager Fund		Mutual Funds		**	41,970
*	Strategic Advisers® Income Opportunities Fund of Funds		Mutual Funds		**	870,816
*	Strategic Advisers® International Multi-Manager Fund		Mutual Funds		**	58,349
*	Strategic Advisers® Small-Mid Cap Multi-Manager Fund		Mutual Funds		**	44,834
*	Strategic Advisers® Value Multi-Manager Fund		Mutual Funds		**	160,098
*	Spartan® 500 Index Fund - Institutional Class		Mutual Funds		**	57,911,738
*	Spartan® Emerging Markets Index Fund -- Institutional Class		Mutual Funds		**	9,455,477
*	Spartan® Extended Market Index Fund - Fidelity Advantage Class		Mutual Funds		**	15,905,456

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment: Par Value	(c) Description of Investment: Rate Percentage	(c) Description of Investment: Maturity Date	(d) Cost	(e) Current Value
*	Spartan® Global ex U.S. Index Fund - Fidelity Advantage Class		Mutual Funds		**	2,337,659
*	Spartan® Inflation-Protected Bond Index Fund - Fidelity Advantage Class		Mutual Funds		**	288,661
*	Spartan® Intermediate Treasury Bond Index Fund - Fidelity Advantage Class		Mutual Funds		**	7,834,688
*	Spartan® International Index Fund – Fidelity Advantage Institutional Class		Mutual Funds		**	116,577,442
*	Spartan® Long-Term Treasury Bond Index Fund - Fidelity Advantage Class		Mutual Funds		**	11,193,232
*	Spartan® Mid Cap Index Fund - Fidelity Advantage Class		Mutual Funds		**	1,853,218
*	Spartan® Real Estate Index Fund - Fidelity Advantage Class		Mutual Funds		**	2,877,954
*	Spartan® Small Cap Index Fund - Fidelity Advantage Class		Mutual Funds		**	1,067,202
*	Spartan® Short-Term Treasury Bond Index Fund - Fidelity Advantage Class		Mutual Funds		**	2,257,440
*	Spartan® Total Market Index Fund - Institutional Class		Mutual Funds		**	34,383,406
*	Spartan® U.S. Bond Index Fund – Institutional Class		Mutual Funds		**	57,421,277
	TCW Select Equities Fund Class I		Mutual Funds		**	2,416,056
	TCW Small Cap Growth Fund Class I		Mutual Funds		**	523,949
	Templeton Foreign Fund Class R6		Mutual Funds		**	5,483,875
	Templeton Growth Fund Class R6		Mutual Funds		**	3,971,645
	Templeton World Fund Class R6		Mutual Funds		**	1,867,924
	Templeton Developing Markets Trust Class R6		Mutual Funds		**	2,669,612
	Templeton Foreign Smaller Companies Fund Class Advisor		Mutual Funds		**	1,276,701
	Templeton Global Bond Fund Class R6		Mutual Funds		**	55,369,635
	Touchstone Sands Capital Select Growth Fund Class Y		Mutual Funds		**	4,978,811
	USAA Cornerstone Moderately Aggressive Fund		Mutual Funds		**	149,571
	USAA Emerging Markets Fund Institutional Shares		Mutual Funds		**	1,350,200
	USAA Government Securities Fund		Mutual Funds		**	1,822,831
	USAA Growth Fund Institutional Shares		Mutual Funds		**	1,136,310
	USAA Income Fund Institutional Shares		Mutual Funds		**	11,943,755
	USAA Income Stock Fund Institutional Shares		Mutual Funds		**	2,380,167
	USAA International Fund Institutional Shares		Mutual Funds		**	4,429,584
	Virtus Contrarian Value Fund Class R6		Mutual Funds		**	1,243,613
	Virtus Small-Cap Core Fund Class R6		Mutual Funds		**	1,038,065
	Western Asset Core Bond Fund Class IS		Mutual Funds		**	4,639,710
	Western Asset Core Plus Bond Fund Class IS		Mutual Funds		**	15,681,273
	Wells Fargo Advantage C&B Mid Cap Value Fund Institutional Class		Mutual Funds		**	313,927
	Wells Fargo Common Stock Fund – Class R6		Mutual Funds		**	1,183,314
	Wells Fargo Discovery Fund – Class R6		Mutual Funds		**	5,060,836
	Wells Fargo Government Securities Fund Class Inst		Mutual Funds		**	1,487,693
	Wells Fargo Advantage Growth Fund Institutional Class		Mutual Funds		**	26,528,128
	Wells Fargo Large Cap Growth Fund – Class R6		Mutual Funds		**	2,423,610
	Wells Fargo Advantage Opportunity Fund Institutional Class		Mutual Funds		**	2,295,660
	Wells Fargo Short-Term Bond Fund Institutional Class		Mutual Funds		**	9,253,188
	Wells Fargo Small Cap Value Fund – Class R6		Mutual Funds		**	2,592,432
	Wells Fargo Advantage Small Company Value Fund Institutional Class		Mutual Funds		**	224,399
	Wells Fargo Special Mid Cap Value Fund – Class R6		Mutual Funds		**	2,955,742
	Wells Fargo Advantage Ultra Short Income Fund Institutional Class		Mutual Funds		**	3,794,898
	BrokerageLink		Various Investment Options		**	305,276,352
						9,830,404,599
*	Participant Loans		Loan	3.25% - 10.5%		125,656,975
	TOTAL					9,956,061,574

EXHIBIT 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-192821) of Royal Dutch Shell plc of our report dated April 29, 2016 relating to the financial statements of Shell Provident Fund, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
April 29, 2016